               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)


                   CONTROL DATA SYSTEMS, INC.
         ---------------------------------------------
                        (Name of Issuer)

                  Common Stock, $0.01 par value
         ---------------------------------------------
                 (Title of Class of Securities)

                           21238F 10 6
- ---------------------------------------------------------------------
                          (CUSIP Number)

                       John P. Walsh, Esq.
                101 South Hanley Road, Suite 1600
                    St. Louis, Missouri 63105
                         (314) 862-1200
- ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 20, 1995
- ---------------------------------------------------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box: / /

Check the following box if a fee is being paid with the statement:
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 21238F 10 6              13D                         Page 2

- ---------------------------------------------------------------------

1)   Name of Reporting Person:     Peter Cundill & Associates
                                   (Bermuda) Ltd.
     I.R.S. Identification No.:    N/A

- ---------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group:

     (a)   / /
     (b)   /X/
- ---------------------------------------------------------------------

3)   SEC Use Only

- ---------------------------------------------------------------------

4)   Source of Funds:  00

- ---------------------------------------------------------------------

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /

- ---------------------------------------------------------------------

6)   Citizenship or Place of Organization:  Bermuda

- ---------------------------------------------------------------------

Number of           (7)  Sole Voting Power:  0
Shares Bene-        -------------------------------------------------
ficially            (8)  Shared Voting Power:  541,300
Owned by            -------------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  541,300
ing Person          -------------------------------------------------
With                (10) Shared Dispositive Power:  0

- ---------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     541,300

- ---------------------------------------------------------------------

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /

- ---------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11):  4.3%

- ---------------------------------------------------------------------

14)  Type of Reporting Person:  CO, IA (Canadian)

- ---------------------------------------------------------------------

CUSIP NO. 21238F 10 6              13D                         Page 3

- ---------------------------------------------------------------------

1)   Name of Reporting Person:     Cundill Value Fund Ltd.

     I.R.S. Identification No.:    N/A

- ---------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group:

     (a)   / /
     (b)   /X/

- ---------------------------------------------------------------------

3)   SEC Use Only

- ---------------------------------------------------------------------

4)   Source of Funds:  00

- ---------------------------------------------------------------------

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /

- ---------------------------------------------------------------------

6)   Citizenship or Place of Organization:  British Columbia,
     Canada

- ---------------------------------------------------------------------

Number of           (7)  Sole Voting Power:  0
Shares Bene-        -------------------------------------------------
ficially            (8)  Shared Voting Power:  541,300
Owned by            -------------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  0
ing Person          -------------------------------------------------
With                (10) Shared Dispositive Power:  0
- ---------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     541,300

- ---------------------------------------------------------------------

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /

- ---------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11):  4.3%

- ---------------------------------------------------------------------

14)  Type of Reporting Person:  OO

- ---------------------------------------------------------------------

CUSIP NO. 21238F 10 6              13D                         Page 4

- ---------------------------------------------------------------------

1)   Name of Reporting Person:     Peter Cundill Holdings
                                   (Bermuda) Ltd.
     I.R.S. Identification No.:    N/A

- ---------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/

- ---------------------------------------------------------------------

3)   SEC Use Only

- ---------------------------------------------------------------------

4)   Source of Funds:  00

- ---------------------------------------------------------------------

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /

- ---------------------------------------------------------------------

6)   Citizenship or Place of Organization:  Bermuda

- ---------------------------------------------------------------------

Number of           (7)  Sole Voting Power:  0
Shares Bene-        -------------------------------------------------
ficially            (8)  Shared Voting Power:  541,300
Owned by            -------------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  0
ing Person          -------------------------------------------------
With                (10) Shared Dispositive Power:  541,300
- ---------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     541,300

- ---------------------------------------------------------------------

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /

- ---------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11):  4.3%

- ---------------------------------------------------------------------

14)  Type of Reporting Person:  HC

- ---------------------------------------------------------------------

CUSIP NO. 21238F 10 6              13D                         Page 5

- ---------------------------------------------------------------------

1)   Name of Reporting Person:     F. Peter Cundill

     I.R.S. Identification No.:    N/A

- ---------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/

- ---------------------------------------------------------------------

3)   SEC Use Only

- ---------------------------------------------------------------------

4)   Source of Funds:  00

- ---------------------------------------------------------------------

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /

- ---------------------------------------------------------------------

6)   Citizenship or Place of Organization:  Canada

- ---------------------------------------------------------------------

Number of           (7)  Sole Voting Power:  0
Shares Bene-        -------------------------------------------------
ficially            (8)  Shared Voting Power:  541,300
Owned by            -------------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  0
ing Person          -------------------------------------------------
With                (10) Shared Dispositive Power:  541,300
- ---------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     541,300

- ---------------------------------------------------------------------

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /

- ---------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11):  4.3%

- ---------------------------------------------------------------------

14)  Type of Reporting Person:  IN

- ---------------------------------------------------------------------

          This Amendment No. 3 to Statement on Schedule 13D heretofore filed on December 20, 1994, as amended by Amendment No.
1 filed on February 24, 1995, and Amendment No. 2 filed on May 5, 1995, is being filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Cundill Value Fund Ltd., an open-end mutual fund organized under the laws of Canada ("Value Fund"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Value Fund, Holdings and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons"), to reflect the following amendment to Item 5. As a result of the sales made by the Reporting Persons reflected in this Amendment No. 2, none of the Reporting Persons is currently directly or indirectly the beneficial owner of more than 5 percent of the Shares of the Company. As a result, none of the Reporting Persons will file future amendments to the Statement on Schedule 13D unless the Reporting Persons or any one of them becomes a beneficial owner of more than 5 percent of the Company's Shares.

Item 5.   Interest in Securities of the Issuer.
- ------    ------------------------------------

          The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be           Nature of             Percentage
Beneficially Owned By:        Ownership              of Class
- ---------------------         ---------             ----------

     (A)  PCB:
          ---
                   Shared Voting and Sole
      541,300      Dispositive Power      <F1>        4.27%
      =======                                         ====

     (B)  Value Fund:
          ----------

      541,300      Shared Voting Power                4.27%
      =======                                         ====

     (C)  Holdings:
          --------

                   Shared Voting and Shared
      541,300      Dispositive Power      <F2>        4.27%
      =======                                         ====

     (D)  Cundill:
          -------

                   Shared Voting and Shared
      541,300      Dispositive Power      <F3>        4.27%
      =======                                         ====

                                                              Page 7

- ---------------

<F1> Such Shares are owned by Value Fund, an open-end mutual fund organized under the laws of Canada, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and shared voting power with the Board of Directors of Value Fund under an agreement dated April 1, 1987. The economic interest in such Shares is held by Value Fund.

<F2> Holdings, because it owns a controlling portion of the
     outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

<F3> Cundill, because he owns a controlling portion of the
     outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.


          Since May 5, 1995 (which date is the date of the filing of Amendment No. 2 to the Statement on Schedule 13D), no transactions in the Shares have been effected by the Reporting Persons or, to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary of the Report Persons, except the following transactions:

                Reporting                                  Nature of         Number of        Price Per
                 Person                    Date           Transaction          Shares           Share
                ---------                  ----           -----------        ---------        ---------
PCB on behalf of Value Fund               7/20/95            Sale             117,500           $10.33

PCB on behalf of Security Fund            7/20/95            Sale              32,500           $10.33


                           SIGNATURES
                           ----------

     The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Amendment No. 3 to Statement on Schedule 13D.

                             PETER CUNDILL & ASSOCIATES
                             (BERMUDA) LTD.



Date:  July 28, 1995         By: /s/ John P. Walsh
                                 ------------------------------------
                                 John P. Walsh, Attorney-in-Fact


                             CUNDILL VALUE FUND LTD.



Date:  July 28, 1995         By: /s/ John P. Walsh
                                 ------------------------------------
                                 John P. Walsh, Attorney-in-Fact


                             PETER CUNDILL HOLDINGS (BERMUDA) LTD.



Date:  July 28, 1995         By: /s/ John P. Walsh
                                 ------------------------------------
                                 John P. Walsh, Attorney-in-Fact


                             F. PETER CUNDILL



Date:  July 28, 1995         By: /s/ John P. Walsh
                                 ------------------------------------
                                 John P. Walsh, Attorney-in-Fact